Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               August 17, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 8856
        Dividend Growers and Tax-Advantaged Income Portfolio, Series 24
                                 (the "Trust")
                      CIK No. 1813833 File No. 333-239952
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Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE FIRST PARAGRAPH UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" DESCRIBES THE CRITERIA BY WHICH THE UNDERLYING CLOSED-END FUNDS AND ETFS WERE SELECTED. PLEASE PROVIDE MORE DETAIL REGARDING THE SELECTION CRITERIA FOR THE TRUST'S UNDERLYING FUNDS.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be replaced in its entirety with the following:

       "The Closed-End Funds and ETFs were selected by our research department based on a number of factors including, but not limited to, (1) the size and liquidity of the Closed-End Fund or ETF; (2) the current dividend yield of the Closed-End Fund or ETF, in order to seek to achieve the maximum repeatable distribution of the Trust; (3) the quality and character of the fixed-income securities or other assets held by the Closed-End Fund or ETF; and (4) the expense ratio of the Closed-End Fund or ETF, minimizing the expenses of the funds used in the Trust, to the extent possible, while attempting to limit the overlap of the securities held by the Closed-End Funds and ETFs."

Risk Factors
____________

      2. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO MUNICIPAL SECURITIES ISSUED
BY   JURISDICTIONS   EXPERIENCING  FINANCIAL  DISTRESS,  PLEASE  IDENTIFY  THOSE
JURISDICTIONS AND PROVIDE APPROPRIATE RISK DISCLOSURE.

      Response: The Trust does not expect to have material exposure to municipal securities issued by jurisdictions experiencing financial distress.

      3. THE STAFF NOTES THAT THE THIRD PARAGRAPH OF THE "MARKET RISK" DISCLOSES GOVERNMENT INTERVENTIONS AIMED AT CURTAILING THE DISTRESS TO FINANCIAL MARKETS CAUSED BY THE COVID-19 PANDEMIC. PLEASE ALSO ADDRESS GOVERNMENT INTERVENTIONS SPECIFIC TO THE MUNICIPAL SECURITIES MARKET (IF ANY).

      Response: In accordance with the Staff's comments, the last paragraph of the "Municipal Bonds" risk has been revised to reflect the impact of government interventions on the municipal securities market. Please refer to the Trust's response to comment 4 below for the related disclosure.

      4. PLEASE CONSIDER INCLUDING COVID-19 RELATED RISK DISCLOSURE IN THE "MUNICIPAL BONDS" RISK.

      Response: In connection with the Staff's comments, the last paragraph of the "Municipal Bonds" risk will be replaced in its entirety with the following:

       "The costs associated with combating the COVID-19 pandemic and the negative impact on tax revenues has adversely affected the financial condition of many states and political subdivisions. As a result, an increasing number of municipalities have been unable to make payments on existing debt obligations. This increase in defaults has resulted in many municipal issuers making draws on reserves, further impacting the value of bonds. To aid municipalities, the Federal Reserve and the U.S. Treasury announced the Municipal Liquidity Facility ("MLF") program on April 9, 2020 under which the Federal Reserve will lend on a recourse basis to a special purpose vehicle to purchase up to $500 billion of eligible notes from cities and states subject to certain population thresholds and other requirements. The Federal Reserve's MLF program provides a backstop for issuers to help meet the cash shortfall from lower revenues tied to the COVID-19 pandemic. In addition, Congress included provisions in the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") to provide $150 billion in federal aid to state and local governments for COVID-19 relief efforts. Different states are taking different approaches, depending on the status of their budgets prior to the COVID-19 crisis and how significantly they have been impacted by the pandemic. The Federal government may provide additional relief for municipalities, however additional federal funding for state and local governments is uncertain. It is impossible to assess the long-term impact of these government interventions on the municipal bond market, as many of the programs are just beginning to be operationalized. The ongoing effects of the COVID-19 pandemic could result in continuing financial difficulties for municipal issuers, increasing the risk of additional defaults and volatility in the market, which could negatively impact the performance of the Trust."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ________________________
                                               Daniel J. Fallon